

November 30, 2011

Via Email
H. Lutz Klingmann
Principal Executive Officer
Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia, Canada V7W 2J5

> **Re: Golden Queen Mining Co. Ltd.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-177893**

Dear Mr. Klingmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information with Respect to the Registrant, page 10

1. Paragraph (g) purports to incorporate by reference all documents you may file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the filing of your Form S-1 and prior to your filing a post-effective amendment. Please note that Form S-1 generally does not permit incorporation by reference of subsequently filed periodic reports. Please see Question 113.02 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website, as well as General Instruction VII. of Form S-1 and Item 12 of Form S-1. Please revise your disclosure to remove paragraph (g).

2. Please update the list of previously-filed documents you are incorporating by reference to include your quarterly report on Form 10-Q filed November 21, 2011. Please see Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations, as well as General Instruction VII. of Form S-1 and Item 12 of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

John Reynolds
Assistant Director

cc: Edward Mayerhofer